                        BIOVAIL CORPORATION INTERNATIONAL
                                2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                     L5L 1J9

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

     THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF BIOVAIL CORPORATION INTERNATIONAL (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AT 10:00 A.M., (TORONTO TIME), AT THE ROYAL YORK HOTEL, TERRITORIES ROOM, 100 FRONT STREET WEST, TORONTO, ONTARIO, CANADA, ON JULY 22, 1999, AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone or other personal contact by regular employees of the Company. None of these individuals will receive extra compensation for such efforts. The Company may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals. The cost of the solicitation will be borne by the Company.

     No person is authorized to give any information or to make any representations other than those contained in this circular and, if given or made, such information must not be relied upon as having been authorized.

     Except as otherwise indicated, information contained herein is given as at June 7th, 1999.

APPOINTMENT OF PROXY

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

     All common shares (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies received by the Secretary of the Company in a timely fashion will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting; if a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED FOR SUCH MATTER, ALL AS MORE PARTICULARLY DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR.

     THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

     The enclosed form of proxy must be dated and executed by the Shareholder or his/her attorney authorized in writing, or if the Shareholder is a company, by an officer or attorney thereof duly authorized. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Company's Registrar and Transfer Agent, the CIBC Mellon Trust Company, at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, on or before the close of business on the business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

REVOCATION OF PROXIES

     Pursuant to Section 110(4) of the Business Corporations Act, (Ontario) (the "OBCA"), any Shareholder giving a proxy may revoke a proxy by instrument in writing executed by the Shareholder or by his/her attorney authorized in writing, or if the Shareholder is a company, by an officer or attorney thereof duly authorized and deposited with the Company, at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, or with the Company's Registrar and Transfer Agent, the CIBC Mellon Trust Company, at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, on or before the close of business of the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting, or in any other manner permitted by law.

     All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require a favourable majority of the votes cast by the holders of common shares of the Company at the Meeting for approval.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     Except as set out herein and except insofar as they may be shareholders of the Company, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

                  COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

     The holders of common shares of the Company will be entitled to vote at the Meeting on all matters. Pursuant to Section 100(2) of the OBCA and in accordance with National Policy Statement No. 41 adopted by the Ontario Securities Commission, each holder of a common share of the Company at the close of business on June 7, 1999 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he/she owns the shares and demands, not later than ten (10) days before the Meeting, that the Company's Transfer Agent, the CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, include his/her name on the list of Shareholders. As at June 7, 1999, 24,487,919 common shares of the Company were issued and outstanding.

     To the knowledge of the directors and senior officers of the Company, at June 7, 1999, the following was the only person who beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company carrying more than ten percent of the voting rights attached to all common shares of the Company:

                     Approximate Number of Common
                     Shares Beneficially Owned,
                     Directly or Indirectly,          Percentage of Outstanding
                     or over which Control or         Common Shares
Name of Shareholder  Direction is Exercised           Represented

 Eugene N. Melnyk               6,782,957                       27.7%

                     PARTICULARS OF ITEMS TO BE ACTED UPON

1. ELECTION OF DIRECTORS

     The current Board of Directors of the Company consists of eight (8) directors. Management proposes that the number of Directors on the Board be maintained at eight (8), all of whom are nominated and listed below. Each of the proposed nominees has held the principal occupation referred to in the table below for the preceding 5 years, except as follows: (i) prior to joining the Company in January, 1995, Mr. Brydon was the President, Managing Director and Chairman of the Board of the Canadian operations of Boehringer Mannheim;
(ii) prior to joining the Company in January, 1996, Mr. Podruzny was the Chief Financial Officer and Director of the Canadian operation of Browning Ferris Industries Ltd.; and (iii) prior to joining the Company in March, 1996, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell.

     UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE ELECTION OF THE FOLLOWING NOMINEES, ALL OF WHOM ARE NOW DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

     Management does not contemplate that any nominee will be unable to serve as a Director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each Director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Company.

     The Company does not have an Executive Committee of its Board of Directors, but is required pursuant to Section 158(1) of the OBCA to have, and does have, an Audit Committee comprised of Messrs. Wilfred G. Bristow, Roger Rowan and Eugene N. Melnyk.

     The following table and notes thereto state the names of all persons proposed to be nominated by management for election as a director, all offices with the Company currently held by them, their principal occupation or employment, the year in which they first became a director of the Company and the approximate number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at June 7, 1999:


                                                                                          NUMBER OF COMMON
                                                                                          SHARES BENEFICIALLY
                                                                                          OWNED, DIRECTLY OR
                                   PRESENT PRINCIPAL                                      INDIRECTLY, OR OVER
                                   OCCUPATION OR                                          WHICH CONTROL OR
                                   EMPLOYMENT; POSITION             YEAR FIRST            DIRECTION IS
NAME, ADDRESS                      WITH COMPANY                     BECAME A DIRECTOR     EXERCISED (1) (4)
Eugene N. Melnyk (2) (3)    Chairman of the Board of Directors
Barbados, WI                of the Company                                    1994                      6,782,957

Bruce Brydon
Milton, Ontario             Chief Executive Officer of the Company            1995                         18,000

Robert Podruzny             President and Chief Operating Officer
Scarborough, Ontario        of the Company                                    1997                         27,600

Kenneth C. Cancellara       Senior Vice-President and General
Toronto, Ontario            Counsel of  the Company                           1995                         31,800

Rolf Reininghaus
Mississauga, Ontario        Senior Vice-President of the Company              1994                        189,666

Wilfred G. Bristow (2)      Senior Vice-President, Nesbitt Burns
Campbellville, Ontario      Inc. (investment banking firm)                    1994                          5,000

                            President and Chief Operating Officer
Roger Rowan, (2)            Watt Charmichael Inc. (investment
Toronto, Ontario            banking firm)                                     1997                        819,725

Robert Vujea,
Michigan, USA               President, R&D Chemical Corporation               1997                         26,400

(1) Information with respect to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been provided by the respective nominees.

(2) Member of the Audit Committee.

(3) See "Common Shares and Principal Holders Thereof".

(4) Each of the above-noted directors hold options to purchase Common
    Shares of the Company as of June 7, 1999 as follows: Eugene N. Melnyk - 1,065,000; Bruce Brydon - 150,000; Robert A. Podruzny - 96,000; Kenneth C. Cancellara - 80,000; Rolf Reininghaus - 135,000; Wilfred Bristow - 15,000, Roger Rowan - 20,000; Robert Vujea - 20,000, which common shares are not included in the above table.


2. APPOINTMENT OF AUDITORS

     The persons named in the form of proxy which accompanies this Management Information Circular intend to vote for the appointment of Ernst and Young LLP, Chartered Accountants, as the auditor of the Company, to hold office until its successor is appointed and to authorize the directors of the Company to fix the remuneration of the auditor, unless the shareholder has specified in the form of proxy that the shares represented by such form of proxy are to be withheld from voting in respect thereof.

     The audit committee of the directors of the Company and the directors of the Company are not recommending Deloitte & Touche LLP, Chartered Accountants, for reappointment as auditors of the Company. Deloitte & Touche were first appointed the auditors of the Company on April 6, 1992.

     The audit committee of the directors of the Company and the directors of the Company have recommended Ernst & Young LLP, Chartered Accountants, for appointment as the auditor of the Company.

     A notice of change of auditor, the letters of the former and successor auditor of the Company and the confirmation of the audit committee of the Directors of the Company are attached to this Management Information Circular in Schedule A in accordance with the requirements of National Policy No. 31.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 1998 ("Named Executive Officers").


                                                        SUMMARY COMPENSATION TABLE
                                    ANNUAL COMPENSATION                                 LONG TERM COMPENSATION
                                                                           Awards                   Payments
                                                    Other       Securities        Restricted
                                                Annual Compen-     Under     Shares or Restricted                 All Other Compen-
Name and Principal          Salary (1)   Bonus    sation (2)      Options         ShareUnits      LTIP Payouts (5)    sation (2)
Position              Year   (U.S.$)    (U.S.$)    (U.S.$)    Granted (3) (#)      (U.S.$)            (U.S.$)           (U.S.$)
Eugene N. Melnyk      1998   415,210          -         -                -             -                    -                  -
Chairman of the       1997   377,463          -         -          810,000             -           23,488,158                  -
Board                 1996   343,148          -         -                -             -                    -                  -
------------------------------------------------------------------------------------------------------------------------------------
Bruce D. Brydon       1998   266,033          -         -                -             -            2,473,617                  -
Chief Executive       1997   232,805     20,970         -                -             -              453,751                  -
Officer               1996   131,328          -         -                -             -                    -                  -
------------------------------------------------------------------------------------------------------------------------------------
Robert A. Podruzny    1998   134,700     25,754         -                -             -                    -                  -
President, Chief      1997   126,895     15,937         -           42,000             -                    -                  -
Operating Officer     1996   107,912          -         -           24,000             -                    -                  -
------------------------------------------------------------------------------------------------------------------------------------
Kenneth Cancellara    1998   168,375
Senior Vice           1997   183,138          -         -                -             -            2,957,262                  -
President and         1996   150,718          -         -                -             -                    -                  -
General Counsel                               -         -                -             -                    -                  -
------------------------------------------------------------------------------------------------------------------------------------
Rolf Reininghaus      1998   118,536          -         -                -             -            6,108,192                  -
Senior                1997   134,577     10,654         -                -             -                    -                  -
Vice-President        1996   131,784          -         -                -             -                    -                  -

(1) The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than Mr. Melnyk these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 1998 - .6735; 1997 - .6990; and 1996 - .7296.

(2) Perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of such officers' total annual salary and bonus.

(3)  The options were granted under the Company's Stock Option Plan, as
     amended, established in 1993.   All options are for the purchase of common
     shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of the date of grant.

(4) The compensation of all officers and directors as a group for the year ended December 31, 1998 was $2,123,000.

(5) Relates to the value of options exercised pursuant to the stock option plan.

STOCK OPTION PLAN

     Under the Company's Stock Option Plan, as amended (the "Plan"), established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan shall not exceed 7,000,000 Common Shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on The New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

     As at April 30, 1999, the Company has granted an aggregate of 2,292,092 options which are outstanding at exercise prices ranging from $20.00 to $40.00 per share. The options are exercisable up to dates between December 19, 2000 and February 19, 2004. There were no stock options granted to the Named Executive Officers in 1998.

     The following table sets forth details of all exercises of options during the fiscal year ended December 31, 1998, by each of the Named Executive Officers and the fiscal year-end value of unexercised options held by the Named Executive Officers on an aggregate basis:

AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

                                                                                         Value of Unexercised
                                                                   Unexercised Options   in-the-Money Options
                       Securities                                  at Fiscal Year-End    at Fiscal Year-End
                       Acquired on                                 Exercisable/          Exercisable/
                       Exercise              Aggregate Value       Unexercisable         Unexercisable (1)
Name                           (#)           Realized (U.S.$)              (#)                  (U.S.$)
Eugene Melnyk                   -                     -             150,000 / 885,000    2,671,875 / 6,854,063
-------------          --------------------  --------------------  --------------------  ---------------------
Bruce Brydon                  72,000              2,473,920          100,000 /50,000      1,781,250 / 890,625
------------           --------------------  --------------------  --------------------  ---------------------
Robert A. Podruzny              -                     -              16,000 / 50,000       285,000 / 470,625
------------------     --------------------  --------------------  --------------------  ---------------------
Kenneth C. Cancellara        140,200              2,956,890             50,000 / 0            890,625 / 0
---------------------  --------------------  --------------------  --------------------  ---------------------
Rolf Reininghaus             180,000              6,108,390           70,000/35,000       1,246,875 / 623,438
----------------       --------------------  --------------------  --------------------  ---------------------

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the New York Stock Exchange on December 31, 1998 (U.S. $37.81), less the exercise price of in-the-money options.

(2)  The options were granted under the Plan, as amended, established in
     1993.   All options are for the purchase of common shares of the Company
     and are for a term of 5 years.   The options become exercisable as to a
     maximum of 33 1/3% on each of the first, second and third anniversaries of grant.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     In 1996, the Company authorized the making of loans to its Chairman and executive officers, as named in the table set forth below, in order to finance the acquisition of shares of the Company on the open market. These loans are secured by the shares and bear interest at 1/4% over the bank prime rate, equal to the Company's rate of borrowing. The loans are due on the earlier of 30 days following termination of employment or December 1, 1999.

     The aggregate indebtedness of these Directors, Executive Officers and Senior Officers as at June 1, 1999 is U.S. $2,806,995.

     The following table sets forth details of the indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director of the Company and each associate of any such director, officer or proposed nominee, for the fiscal year ended December 31, 1998:

                              TABLE OF INDEBTEDNESS
                   UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM



                                             Largest Amount        Amount Outstanding
                                             Outstanding during    as at June            Financially Assisted
Name and Principal     Involvement of the    1998                        1, 1999         Securities Purchased  Security for
Position               Company                     (U.S. $)              (U.S. $)          during 1998 (#)     Indebtedness
Eugene N. Melnyk                                                                                                      24,000
Chairman of the Board         Lender               665,408               741,846                 NIL              common shares
Robert A. Podruzny
President, and Chief                                                                                                  22,350
Operating Officer             Lender               665,408               688,383                 NIL              common shares
Kenneth C. Cancellara
Senior Vice
President and                                                                                                         22,350
General Counsel               Lender               665,408               688,383                 NIL              common shares
Rolf Reininghaus                                                                                                      22,350
Senior Vice President         Lender               665,408               688,383                 NIL              common shares
                       --------------------  --------------------  --------------------  --------------------




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


PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares ("BVF") compared to the cumulative total return of the Toronto Stock Exchange, 300 Index ("TSE 300 Index") for the past five fiscal years, assuming CDN $100 investment on December 31, 1993.

                                    [GRAPH]

As at December 31,     1993    1994      1995      1996      1997      1998
------------------   ------  ------  --------  --------  --------  --------
BVF                  100.00  195.45  1,904.55  1,900.91  3,000.00  3,163.64
---                  ------  ------  --------  --------  --------  --------
TSE 300 Index        100.00   99.82    114.33    146.73    168.71    166.04
=============        ======  ======  ========  ========  ========  ========

COMPENSATION COMMITTEE

     The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

REPORT ON EXECUTIVE COMPENSATION

     It is the responsibility of the Board of Directors to determine the level of compensation in respect of the Company's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the corporate, divisional and personal objectives and enhancement of shareholder value through increases in the stock price resulting from increases in sales revenue, cost efficient production and enhanced annual cash flow.

     Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

\

      In establishing the levels of base salary, the award of stock options and performance bonuses the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

 PLANS

      The Company does not have any plan pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year or pursuant to which cash or non-cash compensation is proposed to be paid or distributed to executive officers in a future year, other than the option agreements described under the headings "Stock Option Plan" and "Remuneration of Directors".

      At the special meeting of shareholders held on January 2, 1996, the shareholders of the Company approved an Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to provide a convenient method for full-time employees, consultants and advisors of the Company or any of its direct or indirect subsidiaries to participate in the share ownership of the Company or to increase their share ownership in the Company. Under the ESPP, the board of directors of the Company may fix certain dates during which the Company will offer to eligible employees an opportunity to purchase common shares of the Company via payroll or contractual deduction. The maximum discount from the market price at which participants may purchase shares under the ESPP is ten percent (10%).

     The total number of shares that may be issued under the ESPP shall not exceed 300,000 common shares. At the discretion of a committee of the Board of Directors that will administer the ESPP, the Company may issue shares directly from treasury or purchase shares in the market from time to time to satisfy its obligations under the ESPP. All eligible participants of the Company that meet certain minimum criteria are eligible to participate under the ESPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. Each participant may purchase common shares of the Company as the participant's contributions permit. The purchase price shall be 90% of the fair market value per share of stock on the date on which the period ends. Directors, senior officers or insiders of the Company and their respective associates are not eligible to participate in the ESPP.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     The Company maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $15,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 1998 fiscal year the amount of the premiums paid in respect of such insurance was $46,000.

REMUNERATION OF DIRECTORS

     Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors are also eligible to be granted stock options pursuant to the terms of the Company's Stock Option Plan. During 1998, no options were granted to directors of the Company.

                             EMPLOYMENT AGREEMENTS


     Eugene Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either party upon prior written notice.

     Bruce Brydon, as Chief Executive Officer and Director, pursuant to an Employment Agreement which expired December 31, 1998, received an annual salary as well as reimbursement of business related expenses and an automobile allowance. Under an Employment Agreement effective January 1,
1999,  Mr. Brydon receives an annual salary plus business expenses.   The
Employment Agreement is terminable by the Company and/or Mr. Brydon upon 90 days' written notice.

     Robert Podruzny, President, Chief Operating Officer and Director, pursuant to an Employment Agreement made as of January 8, 1996, receives an annual salary, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company, and/or Mr. Podruzny upon three months' written notice.

     Kenneth Cancellara, as Senior Vice President, General Counsel and Director, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

     Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors as well as reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

                               LEGAL PROCEEDINGS

     In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the Food and Drug Administration ("FDA"), the Company and Faulding Inc., seeking an order from the Court which would preclude the FDA from approving any subsequently-filed Abbreviated New Drug Application ("ANDA"s), including the Company's filed ANDA for generic version of Cardizem CD until Andrx receives 180 days of market exclusivity based on its status as the first to file for approval of such a product. The Company has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter and counter-sued Andrx for breach of anti-trust laws based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner. Andrx has since discontinued its action against the Company and the FDA. The Company's counter-suit, however, continues.

     In March,1998, the Company commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover damages estimated at $1.2 billion and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations of the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

     In August, 1998, the Company commenced a patent infringement suit against Andrx, upon receipt of a Certification Notice relating to Andrx' filed application for a generic version of Tiazaca(R). The effect of the Company's suit is that the FDA is not permitted to issue approval to Andrx until the lapse of 30 months or a final judgment dismissing the Company's suit, whichever occurs earlier. The Company believes at this time that it has brought a meritorious suit.

     From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC and Procardia XL products.

     Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or resolutions of these patent infringement questions, whichever occurs sooner. The Company is vigorously defending these suits by denying infringement of the patents and has brought an application for the summary dismissal of these suits. No decision has yet been rendered on the Company's application. In addition, the Company has brought an action against the patent holders seeking declaratory judgement and invalidity of the relevant patent and seeking damages for violation of the anti-trust laws and for tortious interference with the Company's prospective business advantage.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE PRACTICES
     The principles set out below contain a description of the Company's corporate governance practices, as approved by the Board of Directors. The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company's particular circumstances, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all shareholders.

MANDATE OF THE BOARD
     There is no specific written mandate of the Board of Directors of the Company other than the corporate standard of care set out in OBCA, the
governing corporate legislation of the Company.   The OBCA states that each
director and officer of a corporation, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors of the Company assumes responsibility for stewardship of the Company, including:

     (a) adoption of a strategic planning process;

     (b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

     (c) succession planning, including appointing, training and monitoring senior management;

     (d) a communications policy for the Company; and

     (e) the integrity of the Company's internal control and management information systems.

     Although the Board of Directors supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to the Company's executive officers, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

     In order to carry out the foregoing responsibilities the Board of Directors meets quarterly and otherwise as required by circumstances.

COMPOSITION OF THE BOARD
     The Board of Directors of the Company consists of eight individuals, five of whom are officers of the Company and, as such, may be considered to be "related" directors. The remaining directors are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The Company believes that the number of unrelated directors is adequate to present a point of view independent of management. Each of the nominated directors of the Company has a minority shareholding interest in the Company, as set out under the heading "Election of Directors". Management is of the view that minority shareholders are adequately represented on the Board of Directors.

     The Company and its Board operate in such a way that efficiency is created by the consideration of certain matters directly by the Board instead of by Board committees. The Company believes that the nature of the relationships of the related directors of the Board would not adversely affect their independence or ability to act in the best interests of Company.

     The members of the Company's audit committee are Eugene Melnyk (related director), Wilfred Bristow (unrelated director) and Roger Rowan (unrelated director). The Company's audit committee is appointed by the Board of Directors annually. The audit committee meets as required with management and the independent auditors to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The audit committee, among other things, reviews matters related to the quality of audits and financial reporting and maintains practices intended to preserve the independence of the Company's auditors. The independent auditors have the right to request a meeting with the audit committee at any time. The audit committee reviews the financial statements, the independent auditors' report, the annual and quarterly reports to the shareholders, as well as any public disclosure document which contains financial information and reports thereon to the Board of Directors prior to the Board approving such information for public disclosure.

DECISIONS REQUIRING PRIOR BOARD APPROVAL
     The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. The annual budget is reviewed regularly by the Board of Directors as a key roadmap to assess performance and progress. Decisions which would affect the budget require prior board approval. This procedure is favoured over the use of formal mandates which may serve to inhibit management initiatives. Less significant activities which can be addressed by management are often reported to the Board of Directors, with whom management has a good working relationship.

RECRUITMENT OF  NEW DIRECTORS AND PERFORMANCE ENHANCING MEASURES
     There are no formal procedures in place for recruiting new directors or to address other performance enhancing measures. The size of the Board, the nature of the business conducted by the Company and the familiarity of all Board members with the business are such that the directors believe that a less formal approach is adequate.

     To date, due to the size and nature of the Company, the Board has not constituted a committee composed exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

SHAREHOLDER FEEDBACK AND CONCERNS
     The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. In particular, the Company takes special efforts to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

BOARD EXPECTATIONS OF MANAGEMENT

     The Board of Directors expects management to operate the business in accordance with the mandate referred to above and to achieve maximum shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed on a continuous basis by the Board.

OUTSIDE ADVISORS
     The Board has not adopted a system which would enable an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.

     Given the considerations noted above, the Company's approach to corporate governance differs in certain respects from the proposed guidelines for effective corporate goveranance of The Toronto Stock Exchange (the "Guidelines"). The Board of Directors believes that the existing corporate governance structure is appropriate in the circumstances and the Company is in the process of examining its own requirements and procedures in order to determine the appropriateness of its current systems and procedures in the context of the Guidelines.

MISCELLANEOUS

     The management of the Company knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

     The undersigned hereby certifies that the contents herein, and the sending hereof, have been approved by the Board of Directors of the Company for mailing to the shareholders, directors and auditors of the Company.

     Non-registered shareholders who wish to be placed on the Company's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to The CIBC Mellon Trust Company.

Dated at Toronto this 7st day of June, 1999.
                                             BY ORDER OF THE BOARD OF DIRECTORS


                                             "Kenneth C. Cancellara "

                                              Secretary

                                   SCHEDULE A



Schedule A includes the following documents:

    o    Notice of Change of Auditors

    o    Confirmation of former auditors

    o    Confirmation of successor auditors

    o    Confirmation of audit committee

June 10, 1999

Ontario Securities Commission
British Columbia Securities Commission

Ernst & Young LLP
Chartered Accountants

Deloitte & Touche LLP
Chartered Accountants

RE: NOTICE OF CHANGE OF AUDITOR

In compliance with National Policy No. 31 - Change of Auditor of a Reporting Issuer, please be advised as follows:


1. The former auditor of Biovail Corporation International (the "Corporation"), Deloitte and Touche LLP, Chartered Accountants (the "Former Auditor"), is not being proposed for re-appointment at the next annual meeting of Shareholders. Subject to all applicable regulatory and Shareholder approvals, the Corporation's new auditor will be Ernst & Young LLP, Chartered Accountants (the "Successor Auditor"), and it is being proposed that they be appointed at the next annual and special meeting of Shareholders scheduled for July 22, 1999.

2. There were no reservations in the auditor's reports for either of the Corporation's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3. The decision not to recommend the Former Auditor for reappointment and the appointment of the Successor Auditor was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

4. In the opinion of the Audit Committee and the Board of Directors of the Corporation, there were no "Reportable Events" within the meaning of National Policy No. 31 of the Canadian Securities Administrators.


DATED this 10th day of June, 1999

ON BEHALF OF THE BOARD OF DIRECTORS



"Kenneth C. Cancellara"
Secretary

June 16, 1999

British Columbia Securities Commission
Ontario Securities Commission

- and to -

Biovail Corporation International

Dear Sirs:

Re: BIOVAIL CORPORATION INTERNATIONAL - CHANGE OF AUDITOR

As required by National Policy No. 31, we confirm that we have reviewed the information contained in the notice of change of auditor of Biovail Corporation International (the "Corporation") dated as of the 10th day of June, 1999 (the "Notice") and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the shareholders of the Corporation.

Yours very truly,




 (signed)
DELOITTE & TOUCHE LLP
Chartered Accountants

June 16, 1999

British Columbia Securities Commission
Ontario Securities Commission

- and to -

Biovail Corporation International

Dear Sirs:

RE: BIOVAIL CORPORATION INTERNATIONAL - CHANGE OF AUDITOR

As required by National Policy No. 31, we confirm that we have reviewed the information contained in the notice of change of auditor of Biovail Corporation International (the "Corporation") dated as of the 10th day of June, 1999 (the "Notice") and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the shareholders of the Corporation.

Yours very truly,



(signed)
ERNST & YOUNG LLP
Chartered Accountants

TO:  British Columbia Securities Commission
     Ontario Securities Commission

     - and to -

     Biovail Corporation International

     - and to -

     Ernst & Young LLP
     Chartered Accountants

     - and to -

     Deloitte & Touche LLP
     Chartered Accountants

CONFIRMATION


     The undersigned, a member of the audit committee and a director of Biovail Corporation International ( the "Corporation"), hereby confirms on behalf of the audit committee of the directors of the Corporation, that the notice of change of auditor, the letter from the former auditor and the letter from the proposed successor auditor of Corporation, a copy of each of which is attached to this confirmation, have been reviewed by the audit committee of the directors of the Corporation.


DATED as of the 16th of June, 1999





                                                    (signed)
                                                    Eugene N. Melnyk